Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 2
DATED MAY 24, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 2 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated April 27, 2016, as previously supplemented by Supplement No. 1 dated May 4, 2016. Unless otherwise defined in this Supplement No. 2, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Prospectus Updates

Questions and Answers About the Offering

The following disclosure replaces the corresponding disclosure captioned “Q: What are the target markets for your multi-family properties?” on page 2 of the prospectus.

“Q: What are the target markets for your multi-family properties?

A: Our target markets primarily include the top 100 U.S. MSAs, generally metropolitan areas with a population greater than 500,000 people and areas in close proximity to landmarks and attractions, such as universities, corporate headquarters, convention centers and other destinations. Within those subsets, we seek to acquire assets for our portfolio in suburban, commuter locations in growing MSAs with access to public transportation and markets characterized by increasing population and job growth and low single-family affordability. These subset markets, which are updated quarterly and subject to change, include the following markets: District of Columbia (suburban Virginia and Maryland), Atlanta, GA, Austin, TX, Boston, MA, Charleston, SC, Dallas, TX, Denver, CO, Houston, TX, Orlando, FL, Nashville, TN, Northern New Jersey, Oakland, CA, Phoenix, AZ, Seattle, WA and Southern California.”

The following disclosure replaces the corresponding disclosure captioned “Q: What competitive advantages does the Company achieve through its relationship with Inland?” on page 3 of the prospectus.

“A: We believe our relationship with Inland provides us with many benefits, including:

•        Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 700 programs, including 683 private limited partnerships, limited liability companies and Delaware statutory trusts, ten public limited partnerships and seven non-listed REITs, as of March 31, 2016.

•	Experienced Acquisition Team – Inland Real Estate Acquisitions, Inc., or “IREA,” and other affiliates of IREIC will assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2006, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $26 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of March 31, 2016, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.3 billion.

•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 70,000 multi-family units for an aggregate purchase price of $3.9 billion throughout the United States as of March 31, 2016. Currently, Inland owns and operates 44 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, and JoAnn McGuinness, our chief operating officer, have over 17 years and 23 years, respectively, of experience acquiring, financing and managing multi-family properties. Ms. McGuinness began her career with Inland in 1992, in the company’s multi-family/residential management division. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.
•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.

•        Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.”

The following disclosure replaces the first sentence of the first paragraph below the caption “Q: Why are you offering two classes of common stock and what are the similarities and differences between the classes?” on page 13 of the prospectus.

“We are offering two classes of our common stock in order to provide broker-dealers participating in this offering with more flexibility to facilitate an investment in us and investors with more flexibility in making their investment in us.”

The following disclosure is hereby inserted immediately following the second sentence in the fourth paragraph below the caption “Q: Why are you offering two classes of common stock and what are the similarities and differences between the classes?” which begins on page 13 of the prospectus.

“Although the broker-dealer of record for a Class A stockholder provides similar services to a Class A stockholder, the broker-dealer of record receives no additional compensation for doing so.”

Prospectus Summary

The following disclosure replaces the first paragraph under the section captioned “Prospectus Summary — Summary Conflicts of Interest,” on page 20 of the prospectus.

“During the ten year period ended March 31, 2016, IREIC sponsored four other REITs: Retail Properties of America, Inc., referred to herein as “RPAI,” InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc.), referred to herein as “InvenTrust,” Inland Diversified Real Estate Trust, Inc., referred to herein as “Inland Diversified,” and Inland Real Estate Income Trust, Inc., referred to herein as “IREIT.” During the same period, our sponsor, IREIC, and Inland Private Capital Corporation (formerly, Inland Real Estate Exchange Corporation), or “IPCC,” sponsored, in the aggregate, 141 real estate exchange private placement limited partnerships, Delaware statutory trusts and limited liability companies. One of the REITs, IREIT, is presently managed by affiliates of our Business Manager. On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust or “Kite,” a publicly traded Maryland real estate investment trust listed on the New York Stock Exchange or “NYSE” (NYSE: KRG). InvenTrust and RPAI are self-managed. Neither IREIC nor its affiliates have responsibility for the day-to-day operations of RPAI or InvenTrust. IREIC and its affiliates own shares of RPAI’s outstanding common stock, primarily acquired in the internalization of that entity in 2007. RPAI’s Class A Common Stock is listed on the NYSE under the symbol “RPAI.””

The following disclosure is added as a new section to follow the section captioned “Prospectus Summary — Compensation Payable To Affiliates of IREIC,” which begins on page 24 of the prospectus.

“Compensation Paid To Affiliates of IREIC

Set forth below is a summary of the most significant fees and expenses that we have incurred as well as paid or reimbursed to affiliates of IREIC such as Inland Securities, our Business Manager and our Real Estate Manager and their respective affiliates, including the ancillary service providers, for the three months ended March 31, 2016 and the year ended December 31, 2015.

	Three Months Ended March 31, 2016			Year Ended December 31, 2015
Type of Compensation	Incurred	Paid	Unpaid	Incurred	Paid	Unpaid

Offering Stage
Selling Commissions	$301,659	$301,659	$—	$236,736	$236,736	$—
Dealer Manager Fee	$157,836	$157,836	$—	$122,437	$122,437	$—
Issuer Costs	$90,312	$97,285	$1,097,341	$251,955	$303,659	$1,104,314

Operational Stage
Acquisition Fees and Expenses	$—	$4,235	$686,250	$711,657	$21,172	$690,485
Business Management Fee	$68,591	$—	$160,046	$91,455	$—	$91,455
Real Estate Management Fee and Costs	$109,837	$120,137	$8,247	$95,738	$77,191	$18,547
Mortgage Financing Fee	$—	$—	$114,375	$114,375	$—	$114,375
General and Administrative Expenses	$91,463	$62,069	$124,633	$198,095	$179,505	$95,239

Expenses

Our charter requires that we monitor our expenses on a trailing 12-month basis, and states that our “total operating expenses” will be deemed to be excessive if, at the end of any quarter, they exceed for the prior trailing 12-month period, the greater of 2% of our “average invested assets” or 25% of our “net income,” each as defined in our charter. For the trailing 12 months ended March 31, 2016, our “total operating expenses” as a percentage of “average invested assets” was approximately 3.4%, which exceeded the “2%/25% guidelines”.

Our board of directors, including all of our independent directors, have reviewed this analysis and unanimously determined the excess to be justified, because we are in the early stages of our offering and acquisition of properties. We expect our total operating expenses to fall within the parameters described above as we acquire more assets.”

Risk Factors

The risk factor captioned “We rely on entities affiliated with IREIC to identify real estate assets.” on page 70 of the prospectus is hereby replaced with the following disclosure.

“We rely on the real estate professionals employed by IREA and other affiliates of our sponsor to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of March 31, 2016, IPCC owned 33 multi-family properties with an aggregate purchase price of $1.3 billion. If more than one Program is interested in acquiring an investment, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring.”

Prior Performance of IREIC-Sponsored Entities

The following disclosure replaces the corresponding disclosure in the section captioned “Prior Performance of IREIC-Sponsored Entities,” which begins on page 107 of the prospectus.

“During the ten year period ended March 31, 2016, IREIC and its affiliates sponsored four other REITs and 141 real estate exchange private placement programs, which altogether have raised more than $14 billion from over 229,000 investors in offerings for which Inland Securities has served as dealer manager. During this period, the four REITs, RPAI, InvenTrust, Inland Diversified and IREIT, raised more than $11 billion in the aggregate from approximately 222,000 investors. These REITs all have or had investment objectives similar to ours in that they seek or sought to invest in real estate to preserve and protect investor capital, to pay sustainable and predictable distributions to stockholders and to realize long-term capital appreciation. The monies raised by these IREIC-sponsored REITs represent, during the ten year period, approximately 83% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 97% of the aggregate number of investors, approximately 78% of properties purchased and approximately 82% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Compensation Table.” The other REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC for the applicable periods. Past performance is not necessarily indicative of future performance.

Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates during the applicable ten year period for each program sponsored by IREIC, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. For purposes of these tables and the narrative information contained herein, we consider a program to be closed at the earlier of the time when affiliates of IREIC are no longer serving as the business manager, the program lists its shares of common stock for trading on a national exchange, sells all or substantially all of its assets or merges with a third party and is not the surviving entity in that merger. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of September 30, 2007 (1)	InvenTrust Properties Corp. as of December 31, 2013(2)	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014 (3)	Inland Real Estate Income Trust, Inc. as of March 31, 2016 (4)
Number of public primary offerings	2	2	1	1
Approx. aggregate amount raised from investors (5)	$4,632,263,000	$9,308,724,000	$1,188,170,000	$868,027,435
Approximate aggregate number of investors	114,900	184,000	27,620	17,010
Number of properties purchased	305	1,058	144	54
Approximate aggregate cost of properties	$7,808,015,720	$13,860,346,405	$2,328,710,000	$1,253,372,086
Percentage of properties (based on cost) that were:
Commercial—
Retail	70%	29%	78%	98%
Single-user net lease	30%	9%	14%	2%
Nursing homes	0%	0%	0%	0%
Offices	0%	4%	4%	0%
Industrial	0%	1%	2%	0%
Health clubs	0%	0%	0%	0%
Mini-storage	0%	0%	0%	0%
Multi-family residential	0%	1%	2%	0%
Student housing	0%	8%	0%	0%
Lodging	0%	48%	0%	0%
Total commercial	100%	100%	100%	100%
Land	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	38%	14%	23%	12%
Existing construction	62%	86%	77%	88%

Number of properties sold in whole or in part (includes held for sale)	7	781	84	0

Number of properties exchanged	0	0	0	0

(1)	With respect to RPAI, affiliates of IREIC served as the business manager until November 15, 2007, when the company internalized the functions performed by its business manager. The information contained in the chart above for RPAI is for the period from inception through the last completed quarter prior to internalization.
(2)	With respect to InvenTrust, affiliates of IREIC served as the business manager until March 12, 2014, when the company internalized the functions performed by its business manager. The information contained in the chart above for InvenTrust is for the period from inception through the last completed quarter prior to internalization.
(3)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite and ceased filing reports under the Exchange Act. The information contained in the chart above for Inland Diversified is for the period from inception through the last completed quarter prior to the merger for which Inland Diversified filed financial statements.
(4)	Affiliates of IREIC serve as the business manager of IREIT. IREIT commenced its public offering on October 18, 2012. IREIT completed its initial public offering on October 16, 2015.
(5)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the applicable three years ended with the last full quarter prior to the closing of the program: (i) InvenTrust purchased 62 properties; (ii) IREIT purchased 54 properties (as of March 31, 2016); and (iii) Inland Diversified purchased 12 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

The following table details the percentage of properties located in the following regions in the United States based on gross carrying value as of March 31, 2016.

East
Connecticut, Washington, D.C., Delaware, Florida, Georgia, Massachusetts, Maryland, Maine, North Carolina, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, South Carolina, Virginia, Vermont	49%

Midwest
Iowa, Illinois, Indiana, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, Ohio, Tennessee, Wisconsin	16%

South
Alabama, Arkansas, Louisiana, Mississippi, Oklahoma, Texas	23%

West
Arizona, California, Colorado, Montana, New Mexico, Nevada, Oregon, Utah, Washington, Idaho	12%

Programs of Our Sponsor

The information set forth below relates to three of the four public REITs set forth above that have been sponsored by IREIC, the Company’s sponsor, in the last ten years.

Retail Properties of America, Inc., or RPAI, was formed by IREIC in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI was formed to own and operate shopping centers as well as office and industrial properties. As of September 30, 2007, the last full quarter prior to the time that RPAI internalized the functions performed by the business manager, RPAI’s portfolio was comprised of 305 retail operating properties with approximately 46.2 million square feet of gross leasable area. As of September 30, 2007, RPAI had issued 452,463,000 shares of common stock in its offerings.

RPAI completed its initial public offering on March 22, 2005 and completed its follow-on offering on September 9, 2005. RPAI sold a total of 250,000,000 shares of its common stock through its “best efforts” offering. On April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.”

InvenTrust Properties Corp., or InvenTrust, was formed in October 2004. InvenTrust historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As of December 31, 2013, the last full quarter prior to the time that InvenTrust internalized the functions performed by the business manager, InvenTrust’s portfolio was comprised of 227 properties representing 17.0 million square feet of retail space, 19,337 hotel rooms, 8,290 student housing beds and 7.3 million square feet of non-core space, which consists primarily of office and industrial properties.

InvenTrust completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. InvenTrust sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering.

In its quarterly report on Form 10-Q for the quarter ended September 30, 2015, InvenTrust reported the following:

In May 2012, InvenTrust disclosed that the SEC had initiated a non-public, formal, fact-finding investigation to determine whether there had been violations of certain provisions of the federal securities laws regarding the payment of fees to InvenTrust’s former business manager and property managers, transactions with InvenTrust’s former affiliates, timing and amount of distributions paid to InvenTrust’s investors, determination of property impairments, and any decision regarding whether InvenTrust would become a self-administered REIT (the “SEC Investigation”). After a multi-year investigation, on March 24, 2015, the Staff of the SEC informed InvenTrust that it had concluded its investigation and that, based on the information received as of that date, it did not intend to recommend any enforcement action against InvenTrust.

Shortly after InvenTrust disclosed the existence of the SEC Investigation, InvenTrust received three related demands (“Derivative Demands”) by stockholders to conduct investigations regarding claims that InvenTrust’s officers, its board of directors, its former business manager, and affiliates of its former business manager breached their fiduciary duties to InvenTrust in connection with the matters that InvenTrust disclosed were subject to the SEC Investigation.

Upon receiving the first of the Derivative Demands, on October 16, 2012, the full board of directors of InvenTrust responded by authorizing the independent directors to investigate the claims contained in the first Derivative Demand, any subsequent stockholder demands, as well as any other matters the independent directors saw fit to investigate. Pursuant to this authority, the independent directors formed a special litigation committee comprised solely of independent directors to review and evaluate the alleged claims and to recommend to the full board of directors whether the maintenance of a derivative proceeding was in the best interests of InvenTrust. The special litigation committee engaged independent legal counsel and experts to assist in the investigation.

On March 21, 2013, counsel for the stockholders who made the first Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court stayed the case - Trumbo v. The Inland Group, Inc. - pending completion of the special litigation committee’s investigation.

On December 8, 2014, the special litigation committee completed its investigation and issued its report and recommendation. The special litigation committee concluded that there is no evidence to support the allegations of wrongdoing in the Derivative Demands. Nonetheless, in the course of its investigation, the special litigation committee uncovered facts indicating that certain then-related parties breached their fiduciary duties to InvenTrust by failing to disclose to the independent directors certain facts and circumstances associated with the payment of fees to InvenTrust’s former business manager and property managers. The special litigation committee determined that it is advisable and in the best interests of InvenTrust to maintain a derivative action against InvenTrust’s former business manager, property managers, and Inland American Holdco Management LLC (the “Inland Entities”). The special litigation committee found that it was not in the best interests of InvenTrust to pursue claims against any other entities or against any individuals.

On January 20, 2015, the board of directors of InvenTrust adopted the report and recommendation of the special litigation committee in full and authorized InvenTrust to file a motion to realign InvenTrust as the party plaintiff in Trumbo v. The Inland Group, Inc., and to take such further actions as are necessary to reject and dismiss claims related to allegations that the board of directors has determined lack merit and to pursue claims against the Inland Entities for breach of fiduciary duties in connection with the failure to disclose facts and circumstances associated with the payment of fees to related parties.

On March 2, 2015, counsel for the stockholders who made the second Derivative Demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of InvenTrust. The court entered an order consolidating the action with the Trumbo case on March 26, 2015 (the “Consolidated Action”). On September 18, 2015, the parties entered into the Stipulation and Agreement of Compromise, Settlement, and Release (the “Settlement”) to resolve all matters related to the Derivative Demands, including all claims raised in the Consolidated Action and the claims authorized by the board. The Settlement calls for a payment to InvenTrust of $7.4 million in net proceeds from Midwest Risk Management, LLC, as agent for the Inland Entities. In addition, the Settlement releases InvenTrust’s directors, officers, and former external managers and their affiliates from any liability related to the allegations asserted in the demand letters and the Consolidated Action, and any additional allegations investigated by the special litigation committee. The Settlement also results in the dismissal of the Consolidated Action with prejudice.

On October 23, 2015, the Circuit Court of Cook County, Illinois approved the Settlement as fair, reasonable, adequate and in the best interests of InvenTrust and its stockholders. Under the terms of the Settlement, the Settlement Payment will be remitted to InvenTrust when the time to appeal the court’s approval of the Settlement has expired. InvenTrust has not accounted for this gain contingency in the financial statements as of September 30, 2015.

Inland Real Estate Income Trust, Inc., or IREIT, was formed in August 2011 and is managed by an affiliate of our sponsor. IREIT may acquire and develop a diversified portfolio of commercial real estate including retail properties, office buildings, multi-family properties and industrial/distribution and warehouse facilities, with a primary focus on retail properties located in the United States. IREIT may also invest in joint ventures, development projects, real estate loans and real estate-related securities. As of March 31, 2016, IREIT owned 54 retail properties, collectively totaling 6,026,907 square feet.

IREIT commenced its initial public offering on October 18, 2012. As of October 16, 2015, the date IREIT completed its initial public offering, IREIT had sold a total of approximately 83.9 million shares of its common stock through its “best efforts” offering. In addition, through March 31, 2016, IREIT had issued approximately 3,539,799 shares through its distribution reinvestment plan, which it had amended, effective November 2, 2015, to offer up to 25,000,000 shares of its common stock to stockholders who elect to participate in IREIT’s amended distribution reinvestment plan. As of March 31, 2016, IREIT had repurchased approximately 668,607 shares through its share repurchase program. As a result, IREIT has realized total gross offering proceeds, before offering costs, of approximately $867.8 million as of March 31, 2016.

Liquidity of Prior Programs

Each of the four REITs previously sponsored by IREIC in the past ten years disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually, but none of these REITs specified a date or time period at which the REIT might be liquidated. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. RPAI effectuated a ten-to-one reverse stock split of its existing common stock, and immediately following the reverse stock split, redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received one share of Class B-1 Common Stock, one share of Class B-2 Common Stock and one share of Class B-3 Common Stock. The terms of each Class of B Common Stock were identical in all respects to the Class A Common Stock. The Class B-1, Class B-2 and Class B-3 Common Stock automatically converted into Class A Common Stock on October 5, 2012, April 5, 2013 and October 5, 2013, respectively. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On May 19, 2016, the closing price of the RPAI Class A Common Stock on the NYSE was $15.68 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to approximately $6.27 per share).
•	InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc.) In the prospectuses used in each of its “best efforts” offerings, InvenTrust disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, InvenTrust entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which InvenTrust began the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). InvenTrust disclosed that it did not pay an internalization fee or self-management fee to The Inland Group in connection with the Self-Management Transactions.

On March 12, 2014, InvenTrust agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, InvenTrust now directly employs its executive officers and the other former employees of the business manager and no longer pays a fee or reimburses expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which are managed by third parties), InvenTrust hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, InvenTrust took over the remaining property management functions performed by the property managers.

InvenTrust’s shares of common stock are not listed on a national securities exchange. On May 1, 2014, InvenTrust announced that it had accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by InvenTrust. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million. On May 9, 2016, InvenTrust announced that its board of directors determined a new estimated share value of $3.14 per share as of May 1, 2016.

On February 3, 2015, InvenTrust distributed 95% of the outstanding shares of common stock of Xenia Hotels and Resorts, Inc. (“Xenia”), previously a wholly-owned subsidiary of InvenTrust, formerly known as Inland American Lodging Group, Inc., by way of a taxable pro rata special distribution to InvenTrust stockholders of record on January 20, 2015, the record date of the distribution. As a result of the special distribution, each InvenTrust stockholder received one share of Xenia common stock for every eight shares of InvenTrust common stock held by such stockholder. On February 4, 2015, Xenia completed its spin-off into a new, publicly-traded lodging REIT. As a result of the spin-off, Xenia became a self-managed REIT and listed its shares of common stock on the New York Stock Exchange under the symbol “XHR.” Also on February 4, 2015 and in connection with the spin-off and listing, Xenia commenced a self-tender offer to purchase for cash up to $125 million in value of shares of Xenia’s common stock at a price not greater than $21.00 nor less than $19.00 per share, net to the seller in cash, less any applicable withholding of taxes and without interest. The tender offer expired on March 5, 2015. As a result of the tender offer, Xenia accepted for purchase 1,759,344 shares of its common stock at a purchase price of $21.00 per share, for an aggregate purchase price of $36.9 million (excluding fees and expenses relating to the tender offer). On May 19, 2016, the closing price of Xenia’s common stock on the NYSE was $14.97 per share.

On April 28, 2016, InvenTrust completed the spin-off of Highlands REIT, Inc. (“Highlands”), previously a wholly-owned subsidiary of InvenTrust, and distributed 100% of the outstanding shares of common stock of Highlands by way of a taxable pro rata distribution to InvenTrust stockholders of record on April 25, 2016, the record date of the distribution. As a result of the distribution, each InvenTrust stockholder received one share of Highlands common stock for every share of InvenTrust common stock held by such stockholder. As a result of the spin-off, Highlands became a self-managed REIT. On April 28, 2016, Highlands announced that its board of directors determined an estimated share value of $0.36 per share as of April 28, 2016.

•	Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite, a publicly traded (NYSE: KRG) Maryland real estate investment trust, and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On May 19, 2016 the closing price of Kite’s common stock on the NYSE was $26.32 per share (which, without giving effect to the reverse stock split, is equivalent to $6.58 per share of Kite’s common stock). Based on the closing price of Kite’s common stock on May 19, 2016, the value of each former share of Inland Diversified’s common stock would be equal to approximately $11.23.
•	Inland Real Estate Income Trust, Inc. In the prospectus used in its “best efforts” offering, IREIT disclosed to its investors that its board would determine when, and if, it should pursue a liquidity event, but does not anticipate evaluating any liquidity event, including a listing on a national securities exchange, until at least 2017. The public reports filed by IREIT with the SEC do not indicate that IREIT’s board of directors had begun evaluating a liquidity event as of March 31, 2016.”

Management

The table under the heading “Our Directors and Executive Officers” on page 115 of the prospectus is hereby deleted and replaced with the following table.

“Name	Age*	Position
Daniel L. Goodwin	72	Director and Chairman of the Board
Adrian Corbiere	71	Independent Director
Michael W. Reid	62	Independent Director
Donald E. Tolva	74	Independent Director
Mitchell A. Sabshon	63	Director, President and Chief Executive Officer
JoAnn M. McGuinness	41	Chief Operating Officer
Catherine L. Lynch	57	Chief Financial Officer
David Z. Lichterman	55	Vice President, Treasurer and Chief Accounting Officer
Cathleen M. Hrtanek	39	Secretary
Roderick S. Curtis	48	Vice President
*	As of January 1, 2016”

The following disclosure is hereby inserted directly prior to the heading “Duties of Our Executive Officers” on page 119 of the prospectus.

“Roderick S. Curtis has served as our vice president, and the vice president of our Business Manager, since May 2016. Mr. Curtis joined IREIC in 2011 and currently serves as senior vice president, research and product development. Prior to joining IREIC, Mr. Curtis held positions with Pacific Office Properties/Priority Capital Group, AmREIT and DWS Scudder Investments. Mr. Curtis received his bachelor degree in economics from the University of Wisconsin. Mr. Curtis holds series 7, 24 and 63 licenses with FINRA.”

The following disclosure replaces the third through seventh paragraphs under the section captioned “Management — Inland Affiliated Companies,” which begins on page 121 of the prospectus.

“As of March 31, 2016, Inland affiliates or related parties had raised more than $22 billion from investment product sales to over 490,000 investors, many of whom have invested in more than one product. Inland has sponsored 700 programs, including 683 private limited partnerships, limited liability companies and Delaware statutory trusts, ten public limited partnerships and seven non-listed REITs, as of March 31, 2016.

As of March 31, 2016, Inland affiliates or related parties cumulatively had 936 employees, owned properties in 43 states and managed assets with a value of approximately $8.3 billion. As of March 31, 2016, Inland was responsible for managing approximately 19 million square feet of commercial properties located in 43 states, as well as 9,121 multi-family units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,400 properties.

As of March 31, 2016, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 544 acres of pre-development land in the Chicago area, as well as over 650,000 square feet of real property.

Inland Institutional Capital Partners Corporation provides real estate portfolio investment and asset management services to institutional investors, institutional separate accounts and pooled investment vehicles. Since 2005, Inland Institutional Capital Partners has facilitated the completion of transactions with a value in excess of $10.5 billion. Inland Institutional Capital Partners is an SEC registered investment advisor.

Inland Real Estate Brokerage & Consulting, Inc., since 2000, has completed more than $1.28 billion in commercial real estate sales and leases and has been involved in the sale of more than 8,600 multi-family units and the sale and lease of over 140 million square feet of commercial property. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $2.05 billion in financing as of March 31, 2016.”

Conflicts of Interest

The following disclosure replaces the corresponding disclosure under the caption “Conflicts of Interest — Conflicts of Interest — We rely on IREIC and other entities affiliated with IREIC to identify real estate assets.,” on page 137 of the prospectus.

“We rely on the real estate professionals employed by IREA and other affiliates of IREIC to source potential investments in properties, real estate-related assets and other investments in which we may be interested. Inland maintains an investment committee that reviews each potential investment and determines whether an investment is acceptable for acquisition. In determining whether an investment is suitable, the investment committee considers investment objectives, portfolio and criteria of all Programs. Other factors considered by the investment committee may include cash flow, the effect of the acquisition on portfolio diversification, the estimated income or unrelated business tax effects of the purchase, policies relating to leverage, regulatory restrictions and the capital available for investment. Our Business Manager will not recommend any investments for us unless the investment is approved for consideration in advance by Inland’s investment committee. Once an investment has been approved for consideration by Inland’s investment committee, the Programs are advised and provided an opportunity to elect to acquire the investment.

If more than one of the Programs is interested in acquiring an investment, Inland’s allocation committee determines which Program is ultimately awarded the right to pursue the investment. The allocation committee is responsible for facilitating the investment allocation process and could face conflicts of interest in doing so. From time to time, other Programs may compete with us with respect to certain investments that we may want to acquire. Many investment opportunities that are suitable for us may also be suitable for another Program. For example, IPCC, like us, acquires and owns multi-family properties. As of March 31, 2016, IPCC owned 33 multi-family properties with an aggregate purchase price of $1.3 billion. In the event that an investment opportunity becomes available that is considered suitable for both us and another Program, then the Program that has had the longest period of time elapse since it was allocated and invested in a contested investment is awarded the investment by the allocation committee. We may not, therefore, be able to acquire properties that we otherwise would be interested in acquiring. See “Conflicts of Interest — Investment Approval and Allocation Policies and Procedures” for additional discussion regarding our allocation and acquisition procedures.”

Investment Objectives and Policies

The following disclosure replaces the disclosure under the section captioned “Investment Objectives and Policies — The Inland Platform,” which begins on page 143 of the prospectus.

“Our Business Manager, an indirect wholly owned subsidiary of IREIC, has the authority, subject to the direction and approval of our board of directors, to make all of our investment decisions. We believe that our Business Manager’s affiliation with Inland, which has more than forty-five years of experience in acquiring and managing real estate assets, will benefit us as we pursue and execute our investment objectives and strategy.

We believe our relationship with Inland provides us with various benefits, including:

•        Sponsor Experience – Inland has more than forty-five years of experience in acquiring and managing real estate assets. Inland has sponsored 700 programs, including 683 private limited partnerships, limited liability companies and Delaware statutory trusts, ten public limited partnerships and seven non-listed REITs, as of March 31, 2016.

•	Experienced Acquisition Team – IREA and other affiliates of IREIC assist us in identifying potential acquisition opportunities, negotiating contracts related thereto and acquiring real estate assets on our behalf. Since January 2006, the individuals performing services for these entities have closed over 1,700 transactions involving real estate with an aggregate purchase price of approximately $26 billion.
•	Experienced Management Team – Inland’s management team has substantial experience in all aspects of acquiring, owning, managing, operating and financing real estate, including multi-family properties. As of March 31, 2016, Inland entities cumulatively owned properties located in 43 states and managed assets with a value of approximately $8.3 billion.
•	Experienced Multi-family Acquirer and Manager – Since 1968, Inland has acquired and managed over 70,000 multi-family units for an aggregate purchase price of $3.9 billion throughout the United States as of March 31, 2016. Currently, Inland owns and operates 44 multi-family properties throughout the United States. Mitchell Sabshon, our president and chief executive officer, and JoAnn McGuinness, our chief operating officer, have over 17 years and 23 years, respectively, of experience acquiring, financing and managing multi-family properties. Ms. McGuinness began her career with Inland in 1992, in the company’s multi-family/residential management division. Mr. Sabshon has been actively involved in financing and acquiring multi-family properties since 1991 at several firms, including Lehman Brothers, Goldman Sachs and GFI Capital.

•	Strong Multi-family Relationships – We believe that Inland’s extensive network of relationships with the real estate brokerage, development and investor communities enable us to successfully execute our strategies. These relationships will augment our ability to identify acquisitions in off-market transactions outside of competitive marketing processes, capitalize on opportunities and capture repeat business and transaction activity. In addition, we believe that Inland’s strong multi-family relationships with the residential brokerage communities will aid in attracting and retaining tenants.

•        Centralized Resources – Substantially all of Inland’s skilled personnel, specializing in areas such as real estate management, leasing, marketing, accounting, human resources, cash management, risk management, tax and internal audit, are based at Inland’s corporate headquarters located in a suburb of Chicago.

See “Conflicts of Interest” for a discussion of certain risks and potential disadvantages of our relationship with Inland.”

Periodic Report

On May 10, 2016, we filed with the SEC our Quarterly Report on Form 10-Q for the period ended March 31, 2016, which is attached as Annex A (excluding the exhibits thereto) to this Supplement No. 2.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                 TO

COMMISSION FILE NUMBER: 333-199129

Inland Residential Properties Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	80-0966998
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2901 Butterfield Road, Oak Brook, Illinois	60523
(Address of principal executive offices)	(Zip Code)

630-218-8000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

As of May 3, 2016, there were 619,257 shares of the registrant’s Class A common stock and 36,768 shares of Class T common stock outstanding.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	March 31, 2016 (unaudited)	December 31, 2015
ASSETS
Assets:
Real estate:
Land	$6,301,838	$6,301,838
Building and other improvements	38,824,096	38,824,096
Total real estate	45,125,934	45,125,934
Less: accumulated depreciation	(729,041)	(364,520)
Net real estate	44,396,893	44,761,414
Cash and cash equivalents	356,046	5,281,172
Accounts and rent receivable	25,424	35,763
Acquired in place lease intangibles, net	85,946	343,785
Other assets	348,340	464,937
Total assets	$45,212,649	$50,887,071

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net	$35,317,041	$45,646,954
Accounts payable and accrued expenses	396,375	422,223
Distributions payable	54,282	23,738
Due to related parties	5,140,892	5,064,415
Other liabilities	31,207	49,655
Total liabilities	40,939,797	51,206,985

Commitments and contingencies

Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 50,000,000 shares authorized, none outstanding	—	—
Class A common stock, $.001 par value, 320,000,000 shares authorized, 522,067 shares and 274,481 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	522	274
Class T common stock, $.001 par value, 80,000,000 shares authorized, 27,635 shares and 15,157 shares issued and outstanding as of March 31, 2016 and December 31, 2015, respectively	28	15
Additional paid in capital (net of offering costs of $5,420,690 and $4,597,765 as of March 31, 2016 and December 31, 2015, respectively)	7,987,656	2,398,277
Distributions and accumulated losses	(3,715,354)	(2,718,480)
Total stockholders’ equity (deficit)	4,272,852	(319,914)
Total liabilities and stockholders’ equity (deficit)	$45,212,649	$50,887,071

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three months ended March 31,
	2016	2015
Income:
Rental income	$843,236	$—
Other property income	88,011	—
Total income	931,247	—

Expenses:
Property operating expenses	287,733	—
Real estate tax expense	87,025	—
General and administrative expenses	280,511	153,391
Business management fee	68,591	—
Depreciation and amortization	622,359	—
Total expenses	1,346,219	153,391

Operating loss	(414,972)	(153,391)

Interest expense	(427,027)	—

Net loss	$(841,999)	$(153,391)

Net loss per common share, basic and diluted	$(1.98)	$(19.17)

Weighted average number of common shares outstanding, basic and diluted	425,942	8,000

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENT OF EQUITY (DEFICIT)

(unaudited)

	Common Stock				Additional	Distributions and
	Class A		Class T		Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Losses	Total
Balance at January 1, 2016	274,481	$274	15,157	$15	$2,398,277	$(2,718,480)	$(319,914)
Proceeds from the offering	245,471	246	12,305	13	6,340,989	—	6,341,248
Offering costs	—	—	—	—	(822,925)	—	(822,925)
Discount on shares to related parties	—	—	—	—	14,530	—	14,530
Issuance of shares from distribution reinvestment plan	1,166	1	121	—	30,426	—	30,427
Distributions declared	—	—	—	—	—	(131,275)	(131,275)
Stock dividends issued	894	1	52	—	23,599	(23,600)	—
Net loss	—	—	—	—	—	(841,999)	(841,999)
Equity based compensation	55	—	—	—	2,760	—	2,760
Balance at March 31, 2016	522,067	$522	27,635	$28	$7,987,656	$(3,715,354)	$4,272,852

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended March 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(841,999)	$(153,391)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	622,359	—
Amortization of debt issuance costs	34,233	—
Amortization of equity based compensation	2,760	—
Discount on shares issued to related parties	14,530	—
Changes in assets and liabilities:
Accounts payable and accrued expenses	(41,009)	31,383
Accounts and rents receivable	10,339	—
Due to related parties	129,619	5,420
Other liabilities	(24,385)	—
Other assets	107,524	(42,910)
Net cash flows provided by (used in) operating activities	13,971	(159,498)

Cash flows from financing activities:
Payment of mortgage payable	(10,363,817)	—
Proceeds from offering	6,341,248	—
Payment of debt issuance costs	(329)	—
Distributions paid	(70,304)	—
Payment of offering costs	(845,895)	(927,059)
Advances from sponsor	—	1,200,000
Net cash flows (used in) provided by financing activities	(4,939,097)	272,941
Net (decrease) increase in cash and cash equivalents	$(4,925,126)	$113,443
Cash and cash equivalents, at beginning of the period	5,281,172	232,635
Cash and cash equivalents, at end of period	$356,046	$346,078

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(unaudited)

	Three months ended March 31,
	2016	2015
Supplemental schedule of non-cash investing and financing activities:

Cash paid for interest	$398,732	$—

Distributions payable	$54,282	$—

Change in accrued offering costs payable	$(22,970)	$334,603

Common stock issued through distribution reinvestment plan	$30,427	$—

See accompanying notes to consolidated financial statements.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

(unaudited)

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information and with instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Readers of this Quarterly Report should refer to the audited consolidated financial statements of Inland Residential Properties Trust, Inc. (which may be referred to herein as the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2015, which are included in the Company’s 2015 Annual Report as certain footnote disclosures contained in such audited consolidated financial statements have been omitted from this Quarterly Report. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for the fair presentation have been included in this Quarterly Report.

NOTE 1 - ORGANIZATION

Inland Residential Properties Trust, Inc. (the “Company”) was formed on December 19, 2013 to acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. The Company entered into a business management agreement with Inland Residential Business Manager & Advisor, Inc. (the “Business Manager”), an indirect wholly owned subsidiary of Inland Real Estate Investment Corporation (the “Sponsor”), to be the Business Manager to the Company.

The Company has elected to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with the tax year ended December 31, 2015. Because the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income, property or net worth, respectively, and to federal income and excise taxes on its undistributed income.

At March 31, 2016, the Company owned one 194,732 square foot 206 unit multi-family community. For the three months ended March 31, 2016, the property’s average occupancy was 89.8% and at March 31, 2016, 201 residential units were leased.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Disclosures discussing all significant accounting policies are set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 29, 2016, under the heading “Note 2 - Summary of Significant Accounting Policies.” There have been no changes to the Company’s significant accounting policies during the three months ended March 31, 2016.

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform with the current year presentation.

In April 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2015-03, Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company adopted ASU 2015-03 for the three months ended March 31, 2016. As of March 31, 2016 and December 31, 2015, the unamortized debt issuance costs were $69,142 and $103,046, respectively. These unamortized debt issuance costs are now classified within mortgages payable, net on the Company’s consolidated balance sheets. The Company applied ASU 2015-03 retrospectively to all prior periods presented.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09,"Revenue from Contracts with Customers." This standard provides a single comprehensive model to use in accounting for revenue arising from contracts with customers and gains and losses arising from transfers of non-financial assets including sales of property, plant, and equipment, real estate, and intangible assets. ASU No. 2014-09 supersedes most current revenue recognition guidance, including industry-specific guidance. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 one year to annual reporting periods beginning after December 15, 2017 for public entities. ASU No. 2015-14 permits public entities to adopt ASU No. 2014-09 early, but not before the original effective date of annual periods beginning after December 15, 2016. ASU No. 2014-09 may be applied either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Company is currently evaluating the application of this ASU and its effect on its financial position and results of operations.

NOTE 3 – EQUITY

The Company is authorized to sell up to $1,000,000,000 of shares of common stock which consist of Class A common stock, $.001 par value per share (“Class A Shares”), at a price of $25.00 per share and Class T common stock, $.001 par value per share (“Class T Shares”), at a price of $23.95 per share, in any combination, in an initial “reasonable best efforts” offering (the “Offering”) which commenced on February 17, 2015. The Company is also authorized to issue up to $190,000,000 of Class A and Class T Shares at a per share price of $23.75 and $22.81, respectively, pursuant to the Company’s distribution reinvestment plan (as amended, “DRP”).  Excluding DRP proceeds, the Company generated gross proceeds of $6,046,512 from sales of its Class A Shares and $294,736 from sales of its Class T Shares during the three months ended March 31, 2016. As of March 31, 2016, the Company had 522,067 Class A Shares outstanding and 27,635 Class T Shares outstanding.

For the three months ended March 31, 2016, the Company paid and declared cash distributions of $70,304 and $131,275, respectively, and issued stock dividends of 946 shares to stockholders.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

The Company provides the following programs to facilitate additional investment in the Company’s shares and to provide limited liquidity for stockholders.

Distribution Reinvestment Plan

The Company provides stockholders with the option to purchase additional shares from the Company by automatically reinvesting cash distributions through the DRP, subject to certain share ownership restrictions. For participants in the DRP, cash distributions paid on Class A Shares and Class T Shares, as applicable, are used to purchase Class A Shares and Class T Shares, respectively. Such purchases under the DRP are not subject to selling commissions, dealer manager fees, distribution and stockholder servicing fees or reimbursement of issuer costs in connection with shares of common stock issued through the DRP and are made initially at a price of $23.75 and $22.81 per Class A Share and Class T Share, respectively. The price is subject to change after the earlier of (1) the change of the public offering price in a public “reasonable best efforts” offering of the Company’s Class A Shares from $25.00 per Class A Share or Class T Shares from $23.95 per Class T Share, as applicable, if there is a change, and (2) termination of all “reasonable best efforts” public offerings of the Company’s Class A Shares or Class T Shares, as applicable.

Distributions reinvested through the DRP were $30,427 for the three months ended March 31, 2016. There were no distributions paid during the three months ended March 31, 2015.

Share Repurchase Program

Under the share repurchase program (as amended, the “SRP”), the Company is authorized, in its discretion, to purchase shares from stockholders who have held their shares for at least one year, if requested. Subject to funds being available, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. Funding for the SRP comes from proceeds that the Company receives from the DRP. In the case of repurchases made upon the death of a stockholder or qualifying disability, as defined in the SRP, neither the one year holding period, the limit regarding funds available from the DRP nor the 5% limit applies. The SRP will immediately terminate if the Company’s shares become listed for trading on a national securities exchange. In addition, the Company’s board of directors, in its sole direction, may, at any time, amend, suspend or terminate the SRP.

There were no repurchases through the SRP for the three months ended March 31, 2016 and 2015.

NOTE 4 - ACQUISITIONS

2016 Acquisitions

During the three months ended March 31, 2016, the Company did not acquire any properties.

Pro Forma Disclosures

The following condensed pro forma consolidated financial statements for the three months ended March 31, 2015 include pro forma adjustments related to the acquisition and financing during 2015. The 2015 acquisition is presented assuming the acquisition occurred on January 1, 2014.

Three months ended March 31,
2015
Pro forma total income	$814,653
Pro forma net loss	$(632,355)
Loss per share (a)	$(1.15)

(a)	Based on number of common shares outstanding as of March 31, 2016

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

NOTE 5 – MORTGAGES PAYABLE

As of March 31, 2016, the Company’s mortgage loan is secured by a first mortgage on the property. The Company is in compliance with all financial covenants related to its mortgage payable.

	March 31, 2016		December 31, 2015
Mortgages	Principal Amount	Interest Rate	Principal Amount	Interest Rate
Mortgage payable (a)	$35,386,183	3.95%	$45,750,000	3.95%
Unamortized debt issuance costs	(69,142)		(103,046)
Total debt	$35,317,041		$45,646,954

(a)	The mortgage payable requires monthly payments of interest only until the maturity date. The mortgage payable matures on September 30, 2016. The Company has a one-time option to extend the maturity date for an additional seven year period to September 30, 2023, subject to an appraisal of the property showing a loan to value ratio not to exceed 60% and the lender’s verification of a minimum debt service coverage ratio of 2.45. If extended, the mortgage payable would bear interest at a fixed rate equal to 3.79%, require monthly payments of interest only for the next five years and thereafter, require monthly payments of principal and interest based upon a 30 year amortization until maturity. During the initial one-year term of the loan, the Sponsor has agreed to guarantee the payment of (i) all real estate taxes on the property which accrue or become due during the term of the loan, (ii) all costs and expenses, as defined, and (iii) any and all losses, damages, costs or expenses of the lender, which arise in consequence of certain events, as defined, provided that the guaranteed obligation will be limited to the payment of $9,150,000, plus enforcement costs. The Company has not paid, and will not pay, any fees or other consideration to the Sponsor for this guarantee.

For the three months ended March 31, 2016, the Company paid down $10,363,817, and it expects to continue to pay down, the mortgage payable with proceeds from the Company’s Offering until the 60% loan to value, as defined, is achieved.

NOTE 6 – EQUITY-BASED COMPENSATION

In November 2015, the Company granted 822 non-vested restricted shares that entitle the holder to receive one Class A Share for each restricted share when it vests. Restricted shares were issued to non-employee directors as compensation in accordance with the Company’s Employee and Director Incentive Restricted Share Plan (the “RSP”).

Under the RSP, restricted shares generally vest over a one to three year vesting period from the date of the grant based on the specific terms of the grant.  The grant-date value of the restricted shares is amortized over the vesting period representing the requisite service period.  At vesting, any restrictions on the shares lapse.  Compensation expense associated with the director restricted shares was $2,760 for the three months ended March 31, 2016. As of March 31, 2016, the Company had $12,552 of unrecognized compensation cost related to the unvested restricted share awards. The weighted average remaining period that compensation expense related to non-vested restricted shares will be recognized is 1.68 years. A summary of the status of the restricted shares is presented below:

	Shares	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding at January 1, 2016	822	$18,750	$18,750
Granted	—	—	—
Vested	(55)	(1,250)	—
Forfeited	—	—	—
Outstanding at March 31, 2016	767	$17,500	$18,750

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

NOTE 7 – SEGMENT REPORTING

The Company has one reportable segment as defined by U.S. GAAP, multi-family real estate, for the three months ended March 31, 2016.

NOTE 8 – TRANSACTIONS WITH RELATED PARTIES

The Sponsor invested $200,000 by purchasing 8,000 shares of common stock which were subsequently converted into 8,000 Class A Shares. On September 9, 2015, the Company sold 87,680.842 Class A Shares to the Sponsor for an aggregate purchase price of $2,000,000, or $22.81 per share.

Since inception, the Sponsor has advanced $2,950,000 in cash to the Company, which is included in due to related parties on the accompanying consolidated balance sheets, to partially fund formation, offering and organization costs.

The following table summarizes the Company’s related party transactions for the three months ended March 31, 2016 and 2015. Certain compensation and fees payable to the Business Manager for services provided to the Company are limited to maximum amounts.

		Three months ended March 31,		Amount Unpaid as of
		2016	2015	March 31, 2016	December 31, 2015
General and administrative expenses	(a)	$91,463	$59,079	$124,633	$95,239
Affiliate share discounts	(b)	14,530	—	—	—
Total general and administrative costs		$105,993	$59,079	$124,633	$95,239

Acquisition related costs	(c)	$—	$—	$686,250	$690,485
Offering costs	(d)	$549,807	$61,818	$1,097,341	$1,104,314
Business management fee	(e)	$68,591	$—	$160,046	$91,455
Mortgage financing fee	(f)	$—	$—	$114,375	$114,375
Sponsor non-interest bearing advances	(g)	$—	$1,200,000	$2,950,000	$2,950,000

Property management fee		$37,131	$—	$—	$—
Property operating expenses		72,706	—	8,247	18,547
Total property operating expenses	(h)	$109,837	$—	$8,247	$18,547

(a)	The Business Manager and its affiliates are entitled to reimbursement for certain general and administrative expenses incurred relating to the Company’s administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(b)	The Company established a discount stock purchase policy for affiliates and affiliates of the Business Manager that enable them to purchase shares of common stock at $22.81 per share. The Company sold 6,635 shares to affiliates during the three months ended March 31, 2016.

(c)	The Company pays the Business Manager or its affiliates a fee equal to 1.5% of the “contract purchase price,” as defined, of each property and real estate-related asset acquired. The Business Manager and its affiliates are also reimbursed for acquisition and transaction related costs of the Business Manager and its affiliates relating to the Company’s acquisition of real estate assets, regardless of whether the Company acquires the real estate assets, subject to limits, as defined. Such costs are included

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

in acquisition related costs in the accompanying consolidated statements of operations. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(d)	The Company reimburses the Sponsor and its affiliates for costs and other expenses of the Offering. Offering costs are offset against the stockholders’ equity accounts. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets. An affiliate of the Business Manager also receives selling commissions equal to 6.0% of the sale price for each Class A Share sold and 2.0% of the sale price for each Class T Share sold and a dealer manager fee equal to 2.75% of the sale price for each share sold, the majority of which is re-allowed (paid) to third party soliciting dealers. The Company does not pay selling commissions or the dealer manager fee in connection with shares issued through the DRP and pays no or reduced selling commissions and dealer manager fees in connection with certain special sales. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(e)	The Company pays the Business Manager an annual business management fee equal to 0.6% of its “average invested assets.” The fee is payable quarterly in an amount equal to 0.15% of the Company’s average invested assets as of the last day of the immediately preceding quarter. “Average invested assets” means, for any period, the average of the aggregate book value of the Company’s assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, properties, as well as amounts invested in securities or consolidated and unconsolidated joint ventures or other partnerships, before reserves for amortization and depreciation or bad debts, impairments or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(f)	The Company pays the Business Manager, or its affiliates, a mortgage financing fee equal to 0.25% of the amount available or borrowed under the financing or the assumed debt if the Business Manager or its affiliates provides services in connection with the origination or refinancing of any debt that the Company obtains and uses to finance properties or other assets, or that is assumed, directly or indirectly, in connection with the acquisition of properties or other assets.Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(g)	This amount represents non-interest bearing advances made by the Sponsor which the Company intends to repay. Unpaid amounts are included in due to related parties in the accompanying consolidated balance sheets.

(h)	The Company pays Inland Residential Real Estate Services, LLC (the “Real Estate Manager”) a monthly property management fee of up to 4% of the gross income from any property managed directly by the Real Estate Manager or its affiliates. The Real Estate Manager may reduce, in its sole discretion, the amount of the management fee payable in connection with a particular property, subject to these limits. The Company also reimburses the Real Estate Manager and its affiliates for property-level expenses that they pay or incur on the Company’s behalf, including the salaries, bonuses, benefits and severance payments for persons performing services, including without limitation acquisition due diligence services, for the Real Estate Manager and its affiliates (excluding the executive officers of the Real Estate Manager and the Company’s executive officers).

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to March 31, 2016, the Company made principal payments of approximately $1.9 million on its outstanding mortgage payable.

Cash distributions

The Company’s board of directors declared cash distributions payable to stockholders of record each day beginning on the close of business March 1, 2016 through the close of business September 30, 2016, in a daily amount equal to $0.003415301 per day per Class A Share and $0.002760929 per day per Class T Share, based upon a 366-day period. Distributions were paid monthly in arrears as follows:

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(unaudited)

Distribution Month	Month Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through DRP	Shares Issued	Net Cash Distribution
March 2016	April 2016	$54,282	$22,895	967	$31,387
April 2016	May 2016	$61,065	$28,046	1,184	$33,019

Stock dividends

The Company’s board of directors declared a monthly stock dividend of 0.000833333 Class A Shares and 0.000833333 Class T Shares per Class A Share and Class T Share owned, respectively, payable to stockholders of record at the close of business on March 31, 2016, April 30, 2016, May 31, 2016, June 30, 2016, July 31, 2016, August 31, 2016 and September 30, 2016.  Stock dividends were issued as follows:

Dividend Month	Month Dividend Issued	Shares Issued
March 2016	April 2016	459
April 2016	May 2016	545

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Certain statements in this Quarterly Report on Form 10-Q constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Words such as “may,” “could,” “should,” “expect,” “intend,” “plan,” “goal,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “variables,” “potential,” “continue,” “expand,” “maintain,” “create,” “strategies,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking statements.

These forward-looking statements are not historical facts but reflect the intent, belief or current expectations of the management of Inland Residential Properties Trust, Inc. (which we refer to herein as the “Company,” “we,” “our” or “us”) based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in this Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 29, 2016, and factors described below:

•	There is no established public trading market for our shares, and our stockholders may not be able to sell their shares under our share repurchase program (as amended, “SRP”) and, if our stockholders are able to sell their shares under the SRP, they may not be able to recover the amount of their investment in our shares;

•	Our board does not have any current plans to list our shares or pursue any other liquidity event, and we cannot guarantee that a liquidity event will occur;

•	To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our “reasonable best efforts” offering, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment and is dilutive to our stockholders;

•	We cannot guarantee that we continue to pay distributions but, if we do, we may pay all or a substantial portion of our distributions from sources other than cash flow from operations, including an unlimited amount of borrowings and net offering proceeds. We have not limited our use of any of these other sources. Payments of distributions from sources other than cash flows from operations reduce the amount of capital we ultimately invest in real estate assets;

•	We have incurred net losses on a U.S. GAAP basis for the three months ended March 31, 2016 and 2015 and for the year ended December 31, 2015;

•	Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to 75% of the costs of our assets;

•	The interest of later investors in our common stock will be diluted as a result of our payment of stock dividends that have been declared and will be further diluted if we make additional stock dividends;

•	We may not be able to raise capital sufficient to achieve our investment objectives;

•	We have a limited operating history and the prior performance of programs sponsored by Inland Real Estate Investment Corporation (our “Sponsor”) should not be used to predict our future results;

•	Market disruptions may adversely impact many aspects of our operating results and operating condition;

•	The number and value of real estate assets we acquire will depend, in part, on the net proceeds raised in our “reasonable best efforts” offering;

•	We do not have employees and will rely on Inland Residential Business Manager & Advisor, Inc. or our “Business Manager” and Inland Residential Real Estate Services, LLC or our “Real Estate Manager” to manage our business and assets;

•	Persons performing services for our Business Manager and our Real Estate Manager are employed by our Sponsor or its affiliates and will face competing demands for their time and service;

•	We do not have arm’s-length agreements with our Business Manager, Real Estate Manager or other affiliates of our Sponsor;

•	Our Sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Manager;

•	We may suffer from delays in selecting, acquiring and developing suitable assets;

•	We rely on entities affiliated with our Sponsor to identify real estate assets;

•	We pay fees, which may be significant, to our Business Manager, Real Estate Manager and other affiliates of our Sponsor;

•	We have not identified all of the specific real estate assets that we will acquire with the net proceeds raised in our “reasonable best efforts” offering, thus it is a “blind pool” offering;

•	We exceeded the total limit we may borrow set by our charter which may reduce the funds available for distributions and increase the risk of loss since defaults may cause us to lose the property securing the loan;

•	Our property may compete with the properties owned by other programs sponsored by our Sponsor or Inland Private Capital Corporation for, among other things, tenants;

•	There are limits on the ownership and transferability of our shares; and

•	If we fail to continue to qualify as a REIT, our operations and distributions to stockholders will be adversely affected.

Forward-looking statements in this Quarterly Report on Form 10-Q reflect our management’s view only as of the date of this Quarterly Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

The following discussion and analysis relates to the three months ended March 31, 2016 and 2015 and as of March 31, 2016 and December 31, 2015. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report.

Overview

We are an externally managed Maryland corporation formed in December 2013 to acquire and manage a portfolio of multi-family properties located primarily in the top 100 United States metropolitan statistical areas, which generally contain populations greater than 500,000 people. We expect that our real estate portfolio will consist primarily of “stabilized” Class A and Class B multi-family properties. We are managed by our Business Manager.

On February 17, 2015, we commenced our initial public offering, referred to herein as the “Offering.” We are authorized to sell up to $1,000,000,000 of shares of common stock which consist of Class A common stock, $.001 par value per share (“Class A Shares”), at a price of $25.00 per share and Class T common stock, $.001 par value per share (“Class T Shares”), at a price of $23.95 per share, in any combination, on a “reasonable best efforts” basis. We are also authorized to issue up to $190,000,000 of Class A and Class T Shares at a per share price of $23.75 and $22.81, respectively, pursuant to our distribution reinvestment plan (as amended, “DRP”).

We have elected to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, beginning with our taxable year ended December 31, 2015. Because we qualify for taxation as a REIT, we generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

Company Highlights - Three Months Ended March 31, 2016

Property Performance

Community	Location	Total Number of Units	Average Rental Rate per Unit (a)	2016 Average Occupancy	Units leased (b)
The Retreat at Market Square	Frederick, MD	206	$1,544	89.8%	97.6%

(a)	Average rental rate per unit is for the last month of the period presented.

(b)	Percent of units leased at March 31, 2016.

During the three months ended March 31, 2016, average rental rate per unit remained constant while the number of units leased increased by 15 or 7.3% from December 31, 2015.

From January 1st through May 9th, 2016, the property’s average occupancy was 91.3%, and there were 205 units or 99.5% of units leased at May 9th 2016.

Financings

We paid approximately $10.4 million on our mortgage payable with proceeds from our Offering.  We expect to continue to repay our mortgage payable until the 60% loan to value, as defined, is achieved.

Capital

Excluding DRP proceeds, we generated gross proceeds of approximately $6.0 million from sales of our Class A Shares and approximately $0.3 million from sales of our Class T Shares during the three months ended March 31, 2016.

Liquidity and Capital Resources

General

Our principal demand for funds is to acquire real estate assets, to pay operating and offering expenses, to pay principal and interest on our outstanding indebtedness, to pay distributions to our stockholders and to fund our SRP. We generally seek to fund our cash needs for items other than asset acquisitions and offering costs from operations. Our cash needs for acquisitions will be funded primarily from the sale of our shares, including those offered for sale through our DRP, as well as financing obtained concurrent with an acquisition or in the future.  There may be a delay between the sale of our shares and our purchase of assets, which could result in a delay in generating returns, if any, from our investment operations.  Our Business Manager and Inland Real Estate Acquisitions, Inc. evaluate potential acquisitions and engage in negotiations with sellers and lenders on our behalf.  Pending investment in real estate assets, we may decide to invest proceeds from the Offering in certain investments that could yield lower returns than those earned on real estate assets.

For the three months ended March 31, 2016, we received net offering proceeds of $5.5 million from the sale of our stock. Our ability to fund operations is subject to some uncertainties. If we have not generated sufficient cash flow from operations or raised additional offering proceeds, we may fund our cash needs from advances or contributions from our Business Manager or Sponsor or from cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fees or its right to be reimbursed for certain expenses. We have not limited the amount of monies from any of these sources that may be used to fund cash needs. Neither our Business Manager nor our Sponsor has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund our cash needs.

Potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of assets and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. We have not identified any sources for these types of financings.

Our cash needs, as of March 31, 2016 and 2015, have been primarily to pay down our mortgage payable and pay administrative, organizational and offering costs. During the three months ended March 31, 2016, we had no acquisitions. At March 31, 2016 and December 31, 2015, we owed $5.1 million and $5.0 million, respectively, to our Sponsor and its affiliates for advances or unpaid service fees. These amounts include non-interest bearing advances by the Sponsor and its affiliates, which we intend to repay.

Cash Flow Analysis

	For the three months ended March 31,
	2016	2015
Net cash flows provided by (used in) operating activities	$13,971	$(159,498)
Net cash flows (used in) provided by financing activities	$(4,939,097)	$272,941

For the three months ended March 31, 2016, cash provided by operating activities was $13,971. For the three months ended March 31, 2015, cash used in operating activities was $159,498. For 2016, funds generated from rental and other property income were offset by property operating, interest and general and administrative expenses.

Cash used in financing activities increased $5,212,038 in 2016 to $4,939,097 from cash provided by financing activities of $272,941 in 2015.  The increase is primarily due to:

•	$10,363,817 increase in payments to reduce the balance of our mortgage payable,

•	$1,200,000 decrease in sponsor advances and

•	$70,304 increase in distributions paid,

partially offset by:

•	$6,341,248 increase in offering proceeds and

•	$81,164 decrease in payment of offering costs.

A summary of the cash distributions declared and paid, and cash flows used in operations for the three months ended March 31, 2016 and 2015 is as follows:

	Class A		Class T
	Distributions Declared	Distributions Declared Per Share (1)	Distributions Declared	Distributions Declared Per Share (1)	Cash	Reinvested via DRP	Total	Cash Flow provided by (used in) Operations	Net Offering Proceeds (2)(3)
2016	$125,535	$0.31	$5,740	$0.25	$70,304	$30,427	$100,731	$13,971	$5,495,353
2015	$—	$—	$—	$—	$—	$—	$—	$(159,498)	$—

(1)	Per share amounts are based on weighted average number of Class A Shares or Class T Shares, as applicable, outstanding.

(2)	Distributions paid for the three months ended March 31, 2016 were paid from the net proceeds of our Offering.

(3)	The Offering commenced on February 17, 2015.

Results of operations

The following discussion is based on our consolidated financial statements for the three months ended March 31, 2016 and 2015.  We did not meet our minimum offering requirement until September 9, 2015 and subsequently purchased our first property on September 30, 2015.  As a result, variances are primarily due to the purchase of our first property in 2015 and our on-going capital raising efforts.

Our net loss was $841,999 and included the following components for the three months ended March 31, 2016:

Total income.  Total income of $931,247 consists of tenant rental and fee income and is impacted by rental rates and occupancy levels. Our property’s average occupancy was 89.8% for 2016.

Operating loss.  Operating loss for the three months ended March 31, 2016 was $414,972 which consisted of total income, property operating expenses, general and administrative expenses and depreciation and amortization.

Property operating expenses.  Property operating expenses totaled $287,733 in 2016 and consisted of property management fees and expenses related to owning and maintaining our real estate property.  Real estate tax expense was $87,025 for the three months ended March 31, 2016.

General and administrative expenses.  For the three months ended March 31, 2016, general and administrative expenses totaled $280,511, of which $105,993 was paid or accrued to related parties.  General and administrative expenses consisted primarily of related party stock discounts of $14,530, professional fees of $181,622 and administrative expenses of $84,359.

Depreciation and amortization expense.  For the three months ended March 31, 2016, depreciation and amortization expense totaled $622,359 and was due to depreciation on the property purchased during the third quarter of 2015.

Interest expense.  Interest expense for the three months ended March 31, 2016, totaled $427,027 and is due to financing the property purchased during the third quarter of 2015.

Critical Accounting Policies

Disclosures discussing all significant accounting policies are set forth in our Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission on March 29, 2016, under the heading “Critical Accounting Policies.”

Our accounting policies have been established to conform with U.S. generally accepted accounting principles or “U.S. GAAP.” The preparation of financial statements in conformity with U.S. GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We consider the policies below to be critical, because they require our management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the impact of our pending adoption of the new standard on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09,"Revenue from Contracts with Customers." This standard provides a single comprehensive model to use in accounting for revenue arising from contracts with customers and gains and losses arising from transfers of non-financial assets including sales of property, plant, and equipment, real estate, and intangible assets. ASU No. 2014-09 supersedes most current revenue recognition guidance, including industry-specific guidance. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU No. 2014-09 one year to annual reporting periods beginning after December 15, 2017 for public entities. ASU No. 2015-14 permits public entities to adopt ASU No. 2014-09 early, but not before the original effective date of annual periods beginning after December 15, 2016. ASU No. 2014-09 may be applied either retrospectively or as a cumulative effect adjustment as of the date of adoption. We are currently evaluating the application of this ASU and its effect on our financial position and results of operations.

Off-Balance Sheet Arrangements

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Subsequent Events

Subsequent to March 31, 2016, we have made principal payments of approximately $1.9 million on our outstanding mortgage payable.

Cash distributions

Our board of directors declared cash distributions payable to stockholders of record each day beginning on the close of business March 1, 2016 through the close of business September 30, 2016, in a daily amount equal to $0.003415301 per day per Class A Share and $0.002760929 per day per Class T Share, based upon a 366-day period. Distributions were paid monthly in arrears as follows:

Distribution Month	Month Distribution Paid	Gross Amount of Distribution Paid	Distribution Reinvested through DRP	Shares Issued	Net Cash Distribution
March 2016	April 2016	$54,282	$22,895	967	$31,387
April 2016	May 2016	$61,065	$28,046	1,184	$33,019

Stock dividends

Our board of directors declared a monthly stock dividend of 0.000833333 Class A Shares and 0.000833333 Class T Shares per Class A Share and Class T Share owned, respectively, payable to stockholders of record at the close of business on March 31, 2016, April 30, 2016, May 31, 2016, June 30, 2016, July 31, 2016, August 31, 2016 and September 30, 2016.  Stock dividends were issued as follows:

Dividend Month	Month Dividend Issued	Shares Issued
March 2016	April 2016	459
April 2016	May 2016	545

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

With regard to variable rate financing, our Business Manager will assess our interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. Our Business Manager will maintain risk management control systems to monitor interest rate cash flow risk attributable to both of our outstanding or forecasted debt obligations as well as our potential offsetting hedge positions. While this hedging strategy will be designed to minimize the impact on our net income and funds from operations from changes in interest rates, the overall returns on stockholder investments may be reduced. Presently, we do not have any variable rate debt.

Item 4.  Controls and Procedures

Controls and Procedures

The Company’s management has evaluated, with the participation of the Company’s principal executive and principal financial officers, the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the principal executive and principal financial officers have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) during the three months ended March 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II - Other Information

Item 1.  Legal Proceedings

We are not a party to, and none of our properties are subject to, any material pending legal proceedings.

Item 1A.  Risk Factors

The following risk factors supplement the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2015.

We have incurred net losses on a U.S. GAAP basis for the quarterly period ended March 31, 2016.

We have incurred a net loss on a U.S. GAAP basis for the three months ended March 31, 2016 of $0.8 million. Our loss can be attributed, in part, to property operating, interest and general and administrative expenses. We may incur net losses in the future, which could have a material adverse impact on our financial condition, operations, cash flow, and our ability to service our indebtedness and pay distributions to our stockholders. We are subject to all of the business risks and uncertainties associated with any business, including the risk that the value of a stockholder’s investment could decline substantially. We were formed in December 2013 and, as of March 31, 2016, acquired one multi-family community. We cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

We exceeded the total limit we may borrow as set by our charter which may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the property securing the loan.

We have acquired a property by borrowing monies in an amount equal to the purchase price of the acquired property and, in some instances, we may acquire properties by assuming existing financing or borrowing new monies. As of March 31, 2016 we borrowed approximately $35.4 million and had net assets, as defined in our charter, of approximately $5.0 million.  The amount of such borrowing in relation to net assets exceeded the limit set forth in our charter. Notwithstanding the determination by our board that exceeding the limit was justified, there is no assurance that we will not continue to exceed the limit in the future. Borrowing reduces the funds available for, among other things, acquisitions and capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest on this debt.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage debt on a property, then the amount of cash flow from operations available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In such a case, we could lose the property securing the loan that is in default, thus reducing the value of a stockholder’s investment. For U.S. federal income tax purposes, the foreclosure of a nonrecourse loan generally is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

To date, we have not generated sufficient cash flow from operations to pay distributions, and, therefore, we have paid, and may continue to pay, distributions from the net proceeds of our Offering and DRP, which reduces the amount of cash we ultimately have to invest in assets, negatively impacting the value of our stockholders’ investment, and is dilutive to our stockholders.

We have not yet generated positive cash flow from operations to fund distribution payments and may not do so unless our asset base grows significantly. Our organizational documents permit us to pay distributions from sources other than cash flow from operations. Specifically, some or all of our distributions may be paid from retained cash flow, from borrowings and from cash flow from investing activities, including the net proceeds from the sale of our assets, or from the net proceeds of our Offering and DRP. Accordingly, until such time as we are generating cash flow from operations sufficient to cover distributions we have paid and will likely continue to pay distributions from the net proceeds of our Offering or other sources. We have not established any limit on the extent to which we may use alternate sources, including borrowings or proceeds of the Offering and DRP, to pay distributions. There is no assurance we will generate sufficient cash flow from operations to cover distributions. We began declaring distributions to stockholders of record during November 2015. 100% ($0.1 million) of the cash distributions paid to stockholders through March 31, 2016, have been paid from the net proceeds of our Offering. To the extent we pay cash distributions, or a portion thereof, from sources other than cash flow from operations, we will have less capital available to invest in properties and other real estate-related assets, the book value per share may decline, and there will be no assurance that we will be able to sustain distributions at that level.

A potential change in current U.S. GAAP accounting standards or the Securities and Exchange Commission (the “SEC”) and Financial Industry Regulatory Authority (“FINRA”) regulations, regarding the accounting for the distribution and stockholder servicing fees, may impact how this fee is currently accounted for by us, which may require us to restate previously issued financial statements.

We pay a distribution and stockholder servicing fee equal to 1.0% per annum of the purchase price per share (or, once reported, the amount of our estimated value per share) for each Class T Share sold in our Offering. The distribution and stockholder servicing fee accrues daily and is paid monthly in arrears. The fee is ongoing and is not paid at the time of purchase.  Currently, no authoritative U.S. GAAP guidance specifically addresses the accounting treatment of a distribution and stockholder servicing fee.  In addition, the SEC and FINRA have not provided any regulation regarding its accounting treatment.  We account for this fee as a charge to equity on a periodic basis as it becomes contractually due and payable.  Therefore, no accrual for an estimate of the full amount of distribution and stockholder servicing fees is established at the time a Class T Share is sold.  In the event U.S. GAAP guidance changes and/or the SEC or FINRA issue regulations regarding the accounting for this fee, we may be required to adjust our accounting for this fee in the current and prior periods.  This could result in a restatement of previously issued financial statements using an alternative accounting policy which may require the upfront accrual of the full amount of the estimated future distribution and stockholder servicing fees and/ or the expensing of a portion of or this entire fee. At March 31, 2016 and December 31, 2015, the amount of distribution and stockholder servicing fees not accrued is approximately $33,067 and $14,329, respectively.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On February 17, 2015, our Registration Statement on Form S-11 (File No. 333-199129), covering a public offering of up to $1,190,000,000 of shares of Class A and Class T common stock was declared effective under the Securities Act. The Offering commenced on February 17, 2015 and is ongoing.

We are offering up to $1,000,000,000 of Class A and Class T Shares, in any combination. We are also offering up to $190,000,000 of Class A and Class T Shares in the DRP. We reserve the right to reallocate the shares between share classes in our reasonable best efforts offering and between our reasonable best efforts offering and the DRP.

From the effective date of the Offering through March 31, 2016, we had sold the following securities in the Offering for the following aggregate offering prices:

•	511,754 Class A Shares and 27,461 Class T Shares equal to $13,121,183 in aggregate gross offering proceeds, in the reasonable best efforts Offering.

•	1,227 Class A Shares and 121 Class T Shares, equal to $31,884 in aggregate gross offering proceeds, pursuant to the DRP.

From the effective date of the Offering through March 31, 2016, we have paid the following costs in connection with the issuance and distribution of the registered securities:

Type of Costs	Amount
Offering costs paid to related parties (1)	$990,007
Offering costs paid to non-related parties	1,605,294
Total offering costs paid	$2,595,301

(1)	“Offering costs to related parties” include selling commissions, dealer manager fees and due diligence expense reimbursements paid to Inland Securities Corporation, which reallowed all or a portion of these amounts to soliciting dealers.

From the effective date of the Offering through March 31, 2016, the net offering proceeds to us from the Offering, after deducting the total expenses incurred described above, were $10,557,766. As of March 31, 2016, we had used $10,363,817 of these net proceeds to repay our debt and approximately $712,000 in related costs associated with our purchase of real estate, of which $54,069 was paid to related parties.

During the period covered by this quarterly report, we did not sell any equity securities that were not registered under the Securities Act, and we did not repurchase any of our securities.

Share Repurchase Program

The SRP is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us. Under the SRP, we are authorized to purchase shares from stockholders who have held their shares for at least one year, if requested, if we choose to repurchase them. The terms under which we may repurchase shares may differ between repurchases upon the death or “qualifying disability” of a stockholder or “Exceptional Repurchases” and all other repurchases or “Ordinary Repurchases.” The repurchase price for Ordinary Repurchases is equal to $21.60 per Class A Share and $21.61 per Class T Share until the valuation date, and thereafter the repurchase price is equal to 96.0% of the most recent applicable estimated value per share reported by us.  Subject to funds being available, in the case of Ordinary Repurchases, we will limit the number of shares repurchased during any calendar year to 5% of the number of Class A Shares and Class T Shares outstanding on December 31st of the previous calendar year. Funding for the SRP comes from proceeds we receive from the DRP. In the event that we determine not to repurchase all of the shares presented during any month, including as a result of having insufficient funds or satisfying the 5% limit, to the extent we decide to repurchase shares, shares will be repurchased on a pro rata basis up to the limits described above. In the case of Exceptional Repurchases, we may repurchase shares at a repurchase price equal to $22.50 per Class A Share and $22.51 per Class T Share until the initial valuation date, and thereafter the repurchase price is equal to 100.0% of the most recent applicable estimated value per share reported by us. Exceptional Repurchases are not subject to a one-year holding period, or the 5% repurchase limit discussed above, and may be repurchased with funds from any source.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not Applicable.

Item 5.  Other Information

Not Applicable.

Item 6.  Exhibits

The representations, warranties and covenants made by us in any agreement filed as an exhibit to this Form 10-Q are made solely for the benefit of the parties to the agreement, including, in some cases, for the purpose of allocating risk among the parties to the agreement, and should not be deemed to be representations, warranties or covenants to, or with, you. Moreover, these representations, warranties and covenants should not be relied upon as accurately describing or reflecting the current state of our affairs.

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Mitchell A. Sabshon
By:	Mitchell A. Sabshon
President and chief executive officer
Date:	May 10, 2016

/s/ Catherine L. Lynch
By:	Catherine L. Lynch
Chief Financial Officer (co-principal financial officer)
Date:	May 10, 2016

/s/ David Z. Lichterman
By:	David Z. Lichterman
Vice President, Treasurer and Chief Accounting Officer (co-principal financial officer and principal accounting officer)
Date:	May 10, 2016

Exhibit Index

Exhibit No.	Description

10.1	Amendment to Escrow Agreement, dated February 17, 2016, by and among Inland Residential Properties Trust, Inc., Inland Securities Corporation and UMB Bank, N.A. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on February 18, 2016 (file number 333-199129))

31.1	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.2	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

31.3	Certification by Co-Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*

32.1	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.2	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

32.3	Certification by Co-Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

101	The following financial information from our Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the Securities and Exchange Commission on May 10, 2016, is formatted in Extensible Business Reporting Language (“XBRL”): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Equity (Deficit); (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements (tagged as blocks of text)

*	Filed as part of this Quarterly Report on Form 10-Q.